Exhibit 4.7

[ASHURST MORRIS CRISP LOGO]

Termination Agreement

Enodis Plc And Andrew Allner

Without Prejudice

Subject to Contract

THIS DEED is made on 8 April 2003

BETWEEN:

(1)	ENODIS PLC whose registered office is at Washington House, 40-41 Conduit Street, London W1S 2YQ (the “Company”); and

(2)	ANDREW ALLNER whose address is 9 The Crescent, Barnes, London SW13 0NN (the “Executive”).

RECITALS

(A)	The Executive has been employed by the Company under the terms of a service agreement dated 14 February 2002 made between the Executive and the Company as supplemented by letters dated 14 February 2002 and 30 April 2002 (the “Service Agreement”).

(B)	The Company is entering into this termination agreement for itself and as agent for all its Group Companies and is duly authorised on their behalf.

(C)	The Executive has received independent legal advice from a qualified lawyer as to the terms and effect of this termination agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	In this agreement the following terms shall have the meanings set out below:

“Group Company” means the Company or any subsidiary undertaking (as defined in section 258 of the Companies Act 1985) or associated company (as defined in sections 416 et seq. of the Income and Corporation Taxes Act 1988) of the Company;

“Termination Date” means 31 May 2003.

2.	The Executive hereby accepts and confirms the termination of his employment with the Company and any Group Companies with effect from the Termination Date save for clauses 13, 14 and 15 of the Service Agreement which are intended to, and which the Executive agrees do, survive termination. The Executive shall be entitled to receive:

(a)	his salary and contractual benefits up to and including the Termination Date in the normal way; and

(b)	pay in lieu of any accrued but unused holiday entitlement;

but not, for the avoidance of doubt, any payments in respect of bonus. These sums will be subject to the normal PAYE deductions.

3.	The Executive:

(a)	undertakes to resign forthwith from:

(i)	his directorship with the Company;

(ii)	from all other offices which he has with any other Group Company; and

(iii)	any trusteeship which he holds in connection with his employment;

in each case with effect from the Termination Date 2003 by executing a letter of resignation in the form set out in schedule 1;

(b)	warrants that he does not hold any qualifying or nominee shareholdings as a result of his employment by the Company;

(c)	undertakes to execute such further documents and do such further things (at the cost of the Company) as may in the reasonable opinion of the Company be necessary in order to give full effect to clause 3(a) above.

4.	The Executive’s rights in respect of the unexercised share options which he holds over shares in the Company shall be governed strictly in accordance with and subject to the rules of the Enodis 2001 Executive Share Option Scheme provided that the Company shall exercise its discretion to permit the Executive to exercise each tranche of options granted to him until 42 months after the respective date of grant of such options and produce further evidence on or before the Termination Date that it has done so.

5.	By way of compensation for loss of office and the early termination of the Executive’s employment (and provided he has previously returned to the Company a copy of this agreement signed by him and his adviser and provided he satisfies the provisions of this agreement), the Company shall:

(a)	pay to the Executive the sum of £681,850 (less such United Kingdom tax and other statutory deductions that it is obliged to deduct from such payment). This sum shall be paid following the Termination Date and receipt by the Executive of a form P45 and within seven days of the Termination Date.

(b)	contribute up to £5,000 including any disbursements but excluding VAT towards the legal fees incurred by the Executive in reaching this agreement. This payment shall be made directly to those advisers following receipt of appropriate invoices addressed to the Executive in accordance with the appropriate Inland Revenue extra-statutory concession;

(c)	contribute up to £38,000 including any disbursements but excluding VAT towards the outplacement fees incurred by the Executive with Messrs Stork & May. This payment shall be made directly to Messrs Stork & May following receipt of appropriate invoices addressed to the Executive;

(d)	continue to provide the Executive with private medical and life assurance cover until the first anniversary of the Termination Date on the terms currently available to him and subject to the rules of the relevant scheme and the terms of any related policy of insurance as amended from time to time. The Executive will be responsible for any income tax or employees’ national insurance contributions due in respect of this;

(e)	make an announcement covering the Executive’s departure in a form to be agreed and initialled by the parties;

6.	The payments and benefits referred to in clause 5 above (the “Settlement”) shall be subject to the following conditions:

(a)	the Executive hereby accepts the Settlement in full and final settlement of all or any:

(i)	claims for damages for breach of contract;

(ii)	claims for unfair dismissal;

(iii)	redundancy claims;

(iv)	claims for discrimination on the grounds of sex, race or disability;

(v)	claims for victimisation;

(vi)	claims for unlawful deductions from wages;

(vii)	claims under the Working Time Regulations 1998;

(viii)	claims under the Trade Union and Labour Relations (Consolidation) Act 1992;

(ix)	any other rights of action (other than in respect of personal injury) whatsoever and howsoever arising (whether arising under common law, statute, European Community law or otherwise) whether in the United Kingdom or any other country or jurisdiction and whether contemplated or not which he has or may have against any Group Company or its or their employees or officers arising out of his employment or its termination or his directorships or their termination and he irrevocably waives any such claims or rights of action which he now has or may become aware of hereafter;

(b)	the Executive confirms that he is not aware of having suffered any personal injury during his employment with the Company and warrants that he has no claims against any Group Company or their employees or officers other than those mentioned in clause 6(a);

(c)	the deductions for tax and other statutory deductions made from the Settlement by the Company are in accordance with the Company’s current understanding of the tax regime, however the Executive hereby agrees to be responsible for the payment of any further income tax and employees’ national insurance contributions in respect of all and any part of the Settlement and to indemnify each and every Group Company (and to keep each and every Group Company indemnified on a continuing basis) against all and any such liabilities (including any interest, fines, penalties, surcharges, costs and expenses unless arising by virtue of delay on the part of any Group Company in paying to the relevant authority amounts withheld in respect of income tax and other statutory deductions from the payment referred to in clause 5(a) above) which they may incur in respect of or by reason of all and any part of the Settlement and to the extent that any Group Company incurs any liability to tax in respect of any payment under this indemnity, the Executive shall pay such additional amounts to the Group Company as are required to ensure that the net amount received and retained by the Group Company (after tax) is equal to the full amount which would have been received and retained had no such liability to tax been incurred provided that this undertaking shall not confer any right on any Group Company to recover secondary class 1 or class 1A national insurance contributions to the extent that recovery of the same is prohibited by law;

(d)	the Executive warrants that he shall, no later than the Termination Date, return to the Company all documents (including copies), software, credit or charge cards and any other property belonging to any of the Group Companies, that he has not downloaded and will not download any information or software belonging to any Group Company, that he has disclosed any passwords or computer access codes relevant to the business of any Group Company and he undertakes to return to the Company forthwith any such property which may come into his possession or control in the future [and that all correspondence or e-mails belonging to the Company and held on the Executive’s personal computer are transferred to CD or similar media and returned to the Company and that any copies held on the personal computer are permanently deleted. The Company agrees that, where the Executive reasonably requests that it do so, it shall without delay provide the Executive with copies of any minutes of board meetings, agenda’s therefor, and any documents referred to therein relating to any Group Company in which the Executive held office during his employment and the period during which he held such office;

(e)	without prejudice to their common law and contractual obligations, the Company and the Executive hereby undertake that they will not at any time use or disclose to any person, company, firm, individual or organisation (except with the agreement of the other) the terms of this agreement. This shall not apply to any such information which comes into the public domain as a result of a disclosure required by law or by some means (other than an unauthorised disclosure by the Company or the Executive or a breach of this clause) or the disclosure of the terms of this agreement to their professional advisers or to the Executive’s wife in circumstances where such persons have agreed to treat such information as confidential;

(f)	the Executive warrants that to the best of his knowledge and belief he has made a full and frank disclosure to Peter Brooks of all matters which might reasonably affect the willingness of the Company to enter into this agreement;

(g)	the Executive hereby warrants that:

(i)	having received independent legal advice from Alasdair Simpson of Manches Solicitors, Aldwych House, Aldwych, London EC2B 4RP, a qualified lawyer, he has raised all and any claims, complaints or potential proceedings that he may have arising out of the termination of his employment on the Termination Date;

(ii)	he has received independent legal advice from Alasdair Simpson as to the terms and effect of this agreement and the fact that he will be precluded from bringing a claim against any Group Company (other than in respect of personal injury or in respect of any breach by the Company or any other Group Company of the terms of this Agreement) relating to his employment or his directorship or their termination including (but not limited to) any claim for breach of contract, unfair dismissal, redundancy, discrimination on the grounds of sex, race, disability, victimisation, unlawful deductions from wages, working time, whistle-blowing or under the Trade Union and Labour Relations (Consolidation) Act 1992;

(iii)	the solicitor who advised him holds (and held at the time the advice was given) a current practising certificate issued by The Law Society;

(iv)	there is (and was at the time the advice was given) a contract of insurance or an indemnity provided for members of a profession or professional body covering the risk of a claim by the Executive in respect of any loss arising in consequence of the advice;

(v)	he has received satisfactory evidence of the above facts;

(vi)	neither Alasdair Simpson nor Manches acted for any Group Company in relation to the termination of the Executive’s employment with the Company or this agreement;

The conditions regulating compromise agreements contained in section 203 of the Employment Rights Act 1996, section 77 of the Sex Discrimination Act 1975, section 72 of the Race Relations Act 1976, section 9(3) of the Disability Discrimination Act 1995, section 288(2B) of the Trade Union and Labour Relations (Consolidation) Act 1992 and Regulation 35(2) of the Working Time Regulations 1998 have therefore been satisfied;

(h)	If the Executive:

(i)	breaches any material term of this agreement; or

(ii)	commences proceedings against the Company or any Group Company in breach of this agreement then he will pay to the Company by way of liquidated damages an amount equivalent to, in the case of (i) above, the damages suffered by the Company as a result of the breach or, in the case of (ii) above, the value of any damages, account of profits or other compensation sought by the Executive, or the amount which could be awarded in such proceedings, and in both cases the Company’s costs in connection with such breach or proceedings and any such payment shall be recoverable as a debt; and

(i)	the Executive warrants that he will not hold himself out as representing the Company or make to any third party any misleading, untrue or derogatory statements (whether orally or in writing) about any Group Company or their officers or employees.

7.     (a)    The Company warrants that the directors of the Company (excluding the Executive) are not aware of any claims that any Group Company may have against the Executive or facts and matters which could give rise to such a claim and will indemnify the Executive against any relevant claims (and the costs and expenses incidental thereto) if the Company emerges to be in breach of this warranty;

(b)	The Company shall not and agrees that it shall use reasonable endeavours to ensure that its directors shall not make or authorise to be made to any third party any misleading untrue or derogatory statements (whether orally or in writing) about the Executive;

(c)	The Company will procure that Directors’ and Officers’ Liability insurance cover substantially similar to that now in place will be effected/maintained for the benefit of the Executive up to and for a period of at least six years following the Termination Date in relation to his liabilities as Chief Executive of the Company and his directorships of the Company and any Group Companies..

8.	Alasdair Simpson of Manches, although not a party to this agreement, confirms by signing this agreement below that the statements in clause 6(g) are correct.

9.	The Executive hereby undertakes in the terms of the confidentiality obligation and restrictive covenants contained in clauses 13 and 15 of the Service Agreement as separate and distinct obligations of this agreement and as if the terms of such clauses were set out herein.

10.	Once executed by both parties this agreement will form an open and binding agreement notwithstanding the fact that the front sheet is marked “without prejudice” and “subject to contract”.

11.	The Contracts (Rights of Third Parties) Act 1999 shall only apply to this agreement in relation to any Group Company. No person other than the parties to this agreement and any Group Company shall have any rights under it and it will not be enforceable by any person other than those parties.

12.	This agreement may be executed by counterparts which together shall constitute one agreement. Either party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by both parties. Delivery of an executed counterpart or a signature page by facsimile shall take effect as delivery of an executed counterpart of this agreement provided that the relevant party shall give the other the original of such page as soon as reasonably practicable thereafter.

13.	This agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation) shall be governed by and construed in accordance with English law. Each of the parties to this agreement irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes which may arise out of or in connection with this agreement and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

IN WITNESS whereof the Executive has executed and delivered this document as a deed and the Company has signed on the date first above written.

Signed as a deed by ANDREW ALLNER in the presence of:	) ) )	/S/ ANDREW ALLNER

/S/ GEORGE MADDISON
Witness signature:		George Maddison
Witness name:		142 Erlanger Road
Witness address:		London SE14 5TJ

Witness occupation:		Banker

Signed by Peter Brooks for and on behalf of ENODIS PLC	) )	/S/ PETER M. BROOKS

/S/ W. David Wrench

Signature of the Executive’s adviser as referred to in clause 7

Signed by the Executive’s adviser Alasdair Simpson of Manches	/S/ Alasdair Simpson
Date:	7:4:2003

Schedule 1

Letter of Resignation

To the board of directors of:

● 2003

Dear Sirs

I hereby tender my resignation as:

(i)	a director and officer of the Company and any Group Company (as such terms are defined in the Termination Agreement between myself and Enodis Plc and dated on or around the date hereof); and

(ii)	a trustee from any trusteeship which I hold in connection with my employment with effect from 31 May 2003 and confirm that I have no claims against any of the companies listed above arising out of the termination of my directorships.

I hereby agree to complete any further documentation or instrument to effect such resignation.

Yours faithfully

Andrew Allner